EXHIBIT 99.2

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO
U.S. NEWSWIRE SERVICES

Response Biomedical Corporation Announces
Launch of $8 Million Rights Offering

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 28, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announces that it has filed a final prospectus in respect of a shareholder rights offering (the (“Offering”). In the Offering, Response will seek to raise up to approximately $8 million. The proceeds from the Offering will be used for funding Response’s continued product development, market expansion, operating losses, capital improvements, working capital and other general corporate purposes.

Under the proposed terms of the Offering and subject to any restrictions imposed by applicable securities laws, each shareholder of record on December 7, 2011 would be entitled to receive one right for each common share held. Each right will be exercisable for 2.7532 units (each, a “Unit” and collectively, the “Units”), with each Unit consisting of one common share and one common share purchase warrant (each, a “Warrant” and collectively, the “Warrants”) at a price of $0.0746 per Unit.  Subject to adjustment in accordance with their terms, each Warrant will enable the holder thereof to acquire one common share of Response at an exercise price per common share of $0.0746 for a period of five years after the closing of the Offering.

In connection with the Offering, Response has entered into a standby purchase agreement dated November 28, 2011 (the “Standby Purchase Agreement”) with OrbiMed Private Investments III, LP, OrbiMed Asia Partners, LP, and OrbiMed Associates III, LP (collectively, the “Standby Purchasers”, and each a “Standby Purchaser”) under which the Standby Purchasers have committed, subject to certain conditions, to purchase at least $5 million of the Units not otherwise purchased pursuant to the exercise of rights under the Offering (including Units subscribed for by the Standby Purchasers pursuant to their basic subscription privilege under the Offering); provided that if the exercise of the subscription privileges in the Offering would otherwise cause the gross proceeds from the sale of Units to exceed $8 million, the Standby Purchasers’ obligations will be reduced on a proportionate basis.

Response expects the final prospectus relating to the Offering to be mailed to shareholders eligible to participate in the Offering on or about December 7, 2011.  The rights will expire at 5:00 pm (Eastern time) on December 29, 2011 and Response expects to issue common shares and Warrants issuable in connection with the exercise of any rights shortly thereafter.

The Offering will be made only in the provinces and territories of Canada and, subject to compliance with applicable law, certain other jurisdictions where such offering is permitted to be made (the “Eligible Jurisdictions”).  Registered shareholders who wish to exercise rights will be required to certify that they are resident in an Eligible Jurisdiction and are entitled to exercise such rights under the laws of that jurisdiction. The Offering is not an offering of Units for sale in any jurisdiction outside the Eligible Jurisdictions.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the rights, which will trade on the TSX under the symbol “RBM.RT” beginning on or about December 5, 2011.  The TSX has also conditionally approved the listing of the common shares issuable upon both the exercise of any rights issued and any Warrants issued. In each case, listing on the TSX is subject to satisfaction by Response of certain standard conditions.

The Warrants will not be listed on the TSX or on any other exchange.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein in the United States or to or for the account or benefit of a U.S. person (a “U.S. Person”), as defined under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or a person in the United States.  The securities described herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to or for the account or benefit of a U.S. Person or a person in the United States absent registration under the U.S. Securities Act and applicable state securities laws, or absent an available exemption from such registration requirements.

Statements contained in this news release relating to future results, events or developments, including, but not limited to, statements regarding the Offering, the number of securities issuable in connection with the Offering and the expected timeline for mailing a prospectus to shareholders and concluding the Offering, and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws.. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations, our ability to complete the Offering, and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, and other factors referenced in our amended annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Contacts

Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com